SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ/MF): 33.042.730/0001-04

Corporate Registry (NIRE): 3330001159-5

SUMMARY OF RESOLUTIONS TAKEN AT THE COMPANHIA SIDERÚRGICA NACIONAL’S ANNUAL SHAREHOLDERS’ MEETING HELD ON APRIL 29, 2011

The following resolutions were taken:

(i)    Approval of the Management Accounts, the Financial Statements and the Management Report related to the fiscal year ended December 31, 2010, as released on March 28, 2011 on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) and published on March 29, 2011 in the Valor Econômico newspaper (page A27 to A46) and  in the Official Gazette of the State of Rio de Janeiro (pages 4 to 29).

(ii)   Approval, by unanimous vote of attending shareholders, of the allocation of net income for the fiscal year ended on December 31, 2010  in the amount of R$ R$2,516,376,039.97, adjusted by the deduction of R$33,416,593.28, related to the adoption of Declarations, Interpretations and Guidance issued by the Accounting Declaration Committee (CPC), amounting to R$2,482,959,446.69 to be allocated as follows: (i) pay R$ 356,800,000.00 as Interest on Equity, corresponding to the gross amount of R$0.24472 per share, and except for the immune and exempted shareholders, this amount is subject to a fifteen per cent (15%) withholding income tax, and this rate shall be applied to the shareholders domiciled in the country who do not assess income or assess it at the maximum rate lower than twenty per cent (20%), which in this case, they are subject to a twenty-five per cent (25%) withholding income tax, as provided for by Article 8 of Law 9,779/99; (ii) payment of dividends in the amount of R$1,500,000,000.00, corresponding to the gross amount of R$1.02883 per share. Interest on Equity and Dividends will be paid by the Company in Brazilian local currency as of May 9, 2011, with no monetary restatement; and (iii) allocate R$626,159,446.69 for the constitution of an investment reserve to meet the investments projects covered by the Capital Budget for the current year, approved herein, in compliance with the provisions of article 196 of Law 6,404/76. Considering that the maximum limit of the legal reserve has already been attained, no amount shall be allocated to such reserve.

(iii)  Approval that the Board of Directors is composed of 7 (seven) members, with the election of the following Board Members to compose the Company’s Board of Directors: Antonio Francisco Dos Santos, Brazilian, married, business administrator, identity card IFP 1.307.360, enrolled in the individual roll of taxpayers (CPF/MF) under no. 112.375.706-20, appointed by CSN Investment Club, pursuant to the provisions of article 13, paragraph 2 of the Bylaws; Benjamin Steinbruch, Brazilian, married, industrialist, identity card SSP/SP 3.627.815-4, enrolled in the individual roll of taxpayers (CPF/MF) under no. 618.266.778-87; Jacks Rabinovich, Brazilian, married, industrialist, identity card SSP/SP 1.179.678, enrolled in the individual roll of taxpayers (CPF/MF) under no. 011.495.638-34; Fernando Perrone, Brazilian, married, attorney, identity card IFP 2.048.837, enrolled in the individual roll of taxpayers (CPF/MF) under no. 181.062.347-20; Yoshiaki Nakano, Brazilian, married, business administrator, identity card (RG) 5.157.491-3 and enrolled in the individual roll of taxpayers (CPF/MF) under no. 049.414.548-04, Gilberto Sayão da Silva, Brazilian, married, businessman, identity card (IFP/RJ) 04.625.996-6, enrolled in the individual roll of taxpayers (CPF/MF) under no. 016.792.777-90, and Alexandre Gonçalves Silva, Brazilian, judicially separated, engineer,  enrolled in the individual roll of taxpayers (CPF/MF) under no. 022.153.817-87, all of them domiciled in the city and state of São Paulo at Av. Brig. Faria Lima, 3400, 20º andar, and all of whom with a term of office until the 2012 Annual General Meeting.

(iv) Approval of the Management’s total annual compensation at a maximum of R$65,917,105.00.

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 29, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.